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02049351

6 August 2002

File No. 82-4511

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

RECD S.E.C.
AUG 15 2002
1086

SUPPL

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group net revenues in the first half 2002: +16% to 2[illegible] million Euros

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

8/19

PRESS RELEASE

INTERPUMP GROUP
NET REVENUES IN THE FIRST HALF 2002: + 16% to 269 million Euros

Ing. Giovanni Cavallini, Interpump Group's Vice Chairman and Chief Executive Officer: *"The second quarter of 2002 confirms and reinforces the strong growth recorded by Interpump Group in the first quarter of the current fiscal year, having left over the uncertainties of the world economic cycle and reinforcing at the same time our competitive strength on the market".*

Milan, 22 July 2002 - **Interpump Group** has today released preliminary figures of the consolidated net revenues for the first six months of the current fiscal year. First half 2002 **consolidated net revenues amounted to 269 million Euros, up 16%** on the 231 million Euros recorded in the first half of 2001 (+13% like for like).

At the same time, **Interpump Group** released the preliminary figures of the net revenues recorded in the **second quarter 2002, which increased by 19% amounting to 140 million Euros**, on the 118 million Euros recorded in the second quarter 2001.

Interpump Group informs that the Board of Director's Meeting called to approve the results for the second quarter 2002 will be held on August 12th, 2002.

Ing. Giovanni Cavallini, Interpump Group's Vice Chairman and Chief Executive Officer: *"The second quarter of 2002 confirms and reinforces the strong growth recorded by Interpump Group in the first quarter of the current fiscal year, having left over the uncertainties of the world economic cycle and reinforcing at the same time our competitive strength on the market ".*

For further information, please contact Moccagatta Associati
Tel: +39.02 8645.1695; Fax: +39.02 8645.2082